UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2013
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management's Discussion and Analysis for the three months ended March 31, 2013.
2.	Consolidated Interim Financial Statements for the three months ended March 31, 2013.
3.	Canadian Form 52-109F2-Certification of Filings – CEO.
4.	Canadian Form 52-109F2-Certification of Filings – CFO.

Document 1

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

TA B L E   O F   C O N T E N T S

1.1 Introduction	2
1.2 Overview	4
1.3 Restructure Plan	7
1.4 Black Economic Empowerment	8
1.5 Environmental Matters	8
1.6 Operations	9
1.7 Market Trends and Outlook	13
1.8 Discussion of Operations	14
1.10 Summary of Quarterly Results	19
1.11 Debt Arrangements	20
1.12 Liquidity	23
1.13 Capital Resources	25
1.14 Off-Balance Sheet Arrangements	27
1.15 Transactions with Related Parties	27
1.16 Proposed Transactions	28
1.17 Critical Accounting Estimates	28
1.18 Changes in accounting policies	32
1.19 Financial Instruments and Risk Management	33
1.20 Other MD&A Requirements	36
1.21 Internal Controls over Financial Reporting Procedures	36
1.22 Disclosure of Outstanding Share Data	37

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

1.1 Introduction

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and the  annual consolidated financial statements of Atlatsa Resources Corporation (previously Anooraq Resources Corporation) (“Atlatsa” or the “Company”, and should be read as including its subsidiaries where the context requires) for the years ended December 31, 2012, 2011 and 2010, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. This MD&A is prepared as of May 14, 2013.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

The closing South African Rand (“ZAR”) to $ exchange rate for the three months ending March 31, 2013 was ZAR9.03=$1 compared to ZAR7.67 for the three months ending March 31, 2012.

Additional information about Atlatsa, including Atlatsa’s Annual Report on Form 20-F  for the fiscal year ended December 31, 2012 (“Form 20-F”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group (as defined below) restructuring and refinancing transaction, potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the proposed Restructure Plan  (as defined below)  will be completed on favorable terms and in a timely manner; the Bokoni Mine (as defined below) will increase production levels from the previous years; the Ga-Phasha Project (as defined below; also described below under Section 1.3 Restructure Plan), the Boikgantsho Project (as defined below; also described below under Section 1.3 Restructure Plan), the Kwanda Project (as defined below) and the Platreef project exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes  occur; plant, equipment and processes function as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the proposed Restructure Plan  (as described below under Section 1.3 Restructure Plan) on favorable terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, applicable Canadian securities regulators or the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises investors that while those terms are recognized and required by Canadian securities regulators, the SEC does not recognize them. Investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Atlatsa advises investors that while this term is recognized and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Technical Review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Bokoni Mine, Ga-Phasha Project and

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

Boikgantsho Project. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify this part of the Bokoni Mine’s, Ga-Phasha Project’s and Boikgantsho Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2 Overview

Atlatsa is engaged in mining, exploration and development of platinum group metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

Effective July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Atlatsa, through its wholly owned South African subsidiary, Plateau Resources Proprietary Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines Proprietary Limited (“Bokoni”) and several PGM projects, including the advanced stage Ga-Phasha PGM project (“Ga-Phasha Project”), the Boikgantsho PGM project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”), the holding company of Bokoni and the other project companies (collectively, the “Bokoni Group”) on July 1, 2009, referred to as “the Bokoni Transaction”.

Atlatsa’s objective is to become a significant PGM producer with a substantial and diversified PGM asset base, including production and exploration assets. The acquisition of the controlling interest in Bokoni Holdco was the first stage of advancing Atlatsa’s PGM production strategy and resulted in Atlatsa controlling a significant estimated mineral resource base of approximately 200 million

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

(measured, indicated and inferred) PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102 million (measured, indicated and inferred) estimated PGM ounces are attributable to Atlatsa.  On implementation of the Bokoni Transaction, Atlatsa assumed management control over the Bokoni Group operations. Anglo American Platinum Limited (“Anglo American Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. During the year ended December 31, 2011 (“Fiscal 2011”), Atlatsa and Anglo American Platinum engaged in negotiations to refinance, restructure and recapitalize the Bokoni Group. In February 2012, Atlatsa and Anglo American Platinum announced their strategic plan including the consolidation of various outstanding debt facilities of the Company and the disposal of certain undeveloped estimated PGM resources to Anglo American Platinum and the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with accelerated production growth at the mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project (formerly Lebowa Platinum Mine) (“the “Bokoni Mine”)  (as described in greater detail below under Section 1.3 Restructure Plan). The Atlatsa corporate structure is depicted below and is illustrated on a fully diluted share basis, post-conversion of the “B” Preference Shares (as defined below):

* Black Economic Empowerment

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

The Bokoni Mine is the Company’s operating mine and only producing asset. The other entities as noted above under Bokoni Holdco are currently in the exploration stage. Refer to Section 1.6 Operations for more details of each of the entities.

The following are key financial consolidated performance highlights for Atlatsa for the three month period ended March 31, 2013 (“Q1 2013”):

•
On September 28, 2012 the Company and Anglo American Platinum announced the completion of the first phase (“Phase One”) of the restructure plan for the refinancing, recapitalisation and restructure of the Company and the Bokoni Group (the “Restructure Plan”). In Phase One of the Restructure Plan, the Senior Term Loan Facilities Agreement dated June 12, 2009, as amended and assumed by RPM,  between, inter alia, Plateau, as borrower, and RPM, as lender (the “2009 Senior Debt Facility”), was amended to increase the total amount available, and this additional amount was utilised to repay the amounts owed to RPM under the OCSF (as defined in and described under Section 1.11 Debt Arrangements) and to redeem the existing “A” Preference Share Facility (as defined in and described under Section 1.11 Debt Arrangements).  These transactions resulted in all outstanding debt owing to Anglo American Platinum as at that date being consolidated into one single facility on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective annual cash flow interest rate of 12.31% (prior to implementation of Phase One) to 6.27% (linked to the 3 month Johannesburg Interbank Agreed Rate (“JIBAR”) rate of 5.13% at March 31, 2013). As a result of this debt consolidation and associated interest rate adjustment the Company derecognised the old debt, and the consolidated 2009 Senior Debt Facility was recognized at fair value.  The Company has recognised a fair value gain of $ 20.6 million in its financial statements for Q1 2013, representing the fair value difference between the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility when compared to a market related cost of borrowing available to the Company. As a result of recognising this material fair value gain, the Company’s financial statements reflect an improved financial performance and position for Q1 2013 when compared to previous years.

•
Atlatsa had an operating profit of $8.3 million and a loss before tax of $5.8 million for Q1 2013, compared to an operating loss of $23.4 million and a loss before tax of $46.0 million for the three month period ended March 31, 2012 (“Q1 2012”). The loss was mostly offset by the fair value gain of $20.6 million included in the operating loss arising from the consolidated 2009 Senior Debt Facility.

•	The net loss (after tax) was $4.6 million for Q1 2013 as compared to a net loss (after tax) of $41.3 million for Q1 2012.

•
The basic and diluted loss per share for Q1 2013 was $0.01 as compared to $0.05 for Q1 2012. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of $6.2 million for Q1 2013 as compared to $21.5 million for Q1 2012.

•
During Q1 2013, the Bokoni Mine produced 36,043 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 27,779 4E ounces during Q1 2012. The increase in production is due to management ensuring that the Mine’s start-up after the Christmas break was quicker than prior years, and production normalised sooner.  The quicker start-up was also driven by the improved incentive scheme.

•	Atlatsa had net cash inflows of $1.2 million for Q1 2013 as compared to net cash inflows of $0.9 million for Q1 2012.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

1.3 Restructure Plan

On February 2, 2012 the Company and Anglo American Platinum announced that the parties had concluded a term sheet for certain aspects of the Restructure Plan.

Subsequent to announcing the material terms of the Restructure Plan, in February 2012, the Company announced that it, together with Anglo American Platinum and Bokoni management, had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal mine plan for the Bokoni Mine going forward.

On September 28, 2012, the Company announced that it, together with Anglo American Platinum, had completed Phase One of the Restructure Plan, whereby the Company consolidated the 2009 Senior Debt Facility, the OCSF and “A” Preference Share Facility (each as such terms are defined in Section 1.11 Debt Arrangements below), such that the OCSF and the “A” Preference Share Facility were repaid in full and lowered its cost of borrowing as described above. Certain of the transactions completed as part of Phase One of the Restructure Plan are “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the Material Change report of the Company dated September 27, 2012, for more information regarding the related party aspects of Phase One, including details of exemptions from valuation and shareholder approval requirements relied on by Atlatsa.

Pursuant to Phase One of the Restructure Plan, the OCSF payable to RPM was repaid in full on September 28, 2012 through consolidation into the 2009 Senior Debt Facility, such that the principal amount outstanding under the OCSF as at September 28, 2012 was $0. Under the increased 2009 Senior Debt Facility, if funds are requested by Bokoni (and authorized by Bokoni Holdco), RPM shall advance such funds directly to Bokoni.   Post consolidation of the balance outstanding under the OCSF into the 2009 Senior Debt Facility, a portion of the available balance under the 2009 Senior Debt Facility represented facility available to the Company under the terms of the OCSF.  Such portion of the 2009 Senior Debt Facility (ZAR 525.2 million) at September 30, 2012. As of March 31, 2013, the amount remaining available to the Company as the OCSF portion of the 2009 Senior Debt Facility was $ 8.1 million (ZAR 73.0 million), and a principal amount of $ 50.1 million (ZAR 452.3 million) had been drawn down in the period from September 30, 2012 to March 31, 2013, which has been added to the principal amount outstanding under the 2009 Senior Debt Facility.

On March 27, 2013, the Company announced the execution of definitive agreements for Phase Two of the Restructure Plan. Phase Two anticipates the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to Anglo American Platinum for a net consideration of $ 188.2 million (ZAR1.7 billion).  In addition to that transaction, Phase Two includes Anglo American Platinum’s agreement to subscribe for 125 million common shares of the Company for $ 83.0 million (ZAR 750 million). The anticipated net cumulative effect of these transactions is the Company’s debt owing to RPM being reduced by approximately $ 271.2 million (ZAR 2,450 million). In addition to this anticipated debt reduction, Anglo American Platinum has agreed to make additional facilities available to the Company to finance its pro rata share of the Bokoni Mine operational and project plan going forward under the “Senior Facilities Agreement” signed on March 27, 2013. RPM has agreed that it will also convert all of the “B” Preference shares that it holds, into Atlatsa common shares, pursuant to the terms of the “B” Preference shares. The Company understands that Atlatsa Holdings Proprietary Limited (“Atlatsa Holdings”)  has agreed with RPM to acquire 115.8 million Atlatsa common shares from RPM on a vendor financed basis, resulting in Atlatsa Holdings owing $ 51.3 million (ZAR 463 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”). Phase Two of the Restructure Plan also includes an extension of the Concentrate Agreement (as described in Subsection 1.6.1Bokoni Mine under the sub-heading “Sale of Concentrate”) until 2020.

Atlatsa Holdings will provide security to Anglo American Platinum in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and corporate approvals.

As at March  31, 2013,  Phase Two of the Restructure Plan has not been completed and at the date of this MD&A, the proposed transactions have been announced but completion is conditional upon the satisfaction (or waiver) of various conditions precedent, including:

•	the receipt of the approval of the South African Competition Authorities;

•	the receipt of the approval of the disinterested shareholders of Atlatsa for each of the related party transactions;

•	the receipt of approvals of the applicable regulatory authorities;

•
RPM acquiring unconditional title to certain portions of the Ga-Phasha Project and the Boikgantsho Project.  This would include obtaining Ministerial consent in respect of The Mineral and Petroleum Resources Royalty Act for transfer of the mineral rights to RPM; and

•
the Phase Two Restructure Plan transaction agreements becoming unconditional through the satisfaction of all other conditions precedent (except to the extent that the completion of any one transaction is conditional upon the completion of the other transactions).

Management expects to receive Shareholder approval in June 2013, and expects the transaction to close in the third quarter of 2013.

For additional information on the Restructure Plan  refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3, 2012, January 21, 2013, March 27, 2013,  March 28, 2013, April 8, 2013 as well as the material change reports filed on February 13, 2012,  September 27, 2012 and April 8, 2013 all of which are available on SEDAR at www.sedar.com.

1.4 Black Economic Empowerment

Atlatsa Holdings, Atlatsa’s majority shareholder, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Atlatsa Holdings shareholding, Atlatsa remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

1.5 Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	premature closure;
•	planned decommissioning and closure; and
•	post closure management of residual and latent environmental impacts.

In respect of the Bokoni Mine (discussed in section 1.6.1 below), an external assessment to determine the environmental closure liability was undertaken in October 2012 and updated in December 2012. As

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013 at March 31, 2013, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted), was estimated to be $9.4 million (ZAR85.0 million) compared to $8.9 million (ZAR 68.0 million) in Q1 2012.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at March 31, 2013, the amount invested in the environmental trust fund was $3.2 million (ZAR 28.9 million) as compared to $3.2 million (ZAR24.4 million) in Q1 2012. The shortfall of $6.2 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo American Platinum.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.6 Operations

1.6.1     Bokoni Mine

Overview

The Bokoni Mine is an operating mine situated in the Sekhukhuneland District of the Limpopo Province, approximately 80km southeast of Polokwane, the provincial capital, and 330 km northeast of Johannesburg.

The Bokoni Mine consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 160,000 tonnes milled per month (“tpm”). The Bokoni Mine has an extensive ore body, capable of supporting a life-of-mine plan that is estimated at 34 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine is predominantly an underground operation consisting of four operational shafts that mines both the Merensky and UG2 reefs. In 2012, management conducted studies to investigate surface mining opportunities. The outcome of these studies was positive and as a result, opencast mining operations are expected to commence in the second quarter of 2013.

The majority of production will still be derived from the underground operations, consisting of the Vertical, UM2 and Brakfontein operations that produced Merensky ore and the Middelpunt Hill operations that produce UG2 ore.

The Bokoni Mine’s production for Q1 2013 averaged 98,130 tpm of ore from its UG2 and Merensky reef horizons, an increase of 22.4% from Q1 2012. The positive variance compared to the previous year was predominantly due to management ensuring that the Mine’s start-up after the Christmas break was quicker than prior years, and production normalised sooner.  The quicker start-up was also driven by the improved incentive scheme.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

New Operating Plan

The new operating plan follows a detailed strategic review that was undertaken in 2012 by the new management team at Bokoni Mine, in conjunction with Anglo American Platinum and Atlatsa. The review included all technical, operational and financing assumptions informing the existing strategy, having regard to the general outlook for the PGM industry.

The operating plan to 2020 has been limited to 160,000 tpm to meet the currently installed processing capacity at Bokoni. Accordingly, material capital expenditure associated with the proposed UG2 expansion plans at Bokoni; estimated at $254.6 million (ZAR2.3 billion) has been deferred beyond 2020. In an effort to reduce unit operating costs, open cast project opportunities at Bokoni Mine have been identified and, subject to final regulatory approvals, are expected to commence during the three month period ending June 30, 2013 (“Q2 2013”).

This will allow Bokoni Mine to fill its processing capacity in the near term, whilst underground mining operations build up from the current 100,000 tpm to 160,000 tpm. The plan is considered both low risk and less capital intensive.  The mine is expected to increase annual production from its current base of 115,000 PGM Oz per annum to 250,000 PGM Oz per annum over the next five years.

The new operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, accounting for approximately 75% of its total estimated production in the medium term. The capital cost estimate for the new operational plan at Bokoni Mine is $121.8 million (ZAR 1.1 billion) in 2012 money terms. This estimate includes capital required for the completion of the Brakfontein Merensky project and the revised Middelpunt Hill UG2 project.

Atlatsa will finance its 51% pro rata share of expansion plans at Bokoni Mine (estimated at $62.1 million (ZAR 561 million)) from its available credit facilities of approximately $79.4 million (ZAR 717 million) as discussed below under section 1.11 Debt Arrangements.  See also Section 1.3 Restructure Plan for anticipated financing sources post completion of the Restructure Plan.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Atlatsa has given certain undertakings to Anglo American Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the expiry of the period from the closing date of the Bokoni Transaction to the earlier of (i) the date on which the BEE credits attributable to Anglo American Platinum and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau pursuant to the 2009 Senior Debt Facility are made in accordance with the debt repayment profile of the 2009 Senior Debt Facility.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

Pursuant to the terms of shared services agreements between Anglo American Platinum and Bokoni, Anglo American Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa, through Plateau, provides certain management services to Bokoni pursuant to the service agreements entered into with effect from July 1, 2009, which are still in effect.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM. The Concentrate Agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to Section 1.3 Restructure Plan for details of the extension of the Concentrate Agreement through to 2020 on the same terms and conditions.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

Atlatsa will retain its existing option to acquire an ownership interest in Anglo American Platinum’s Polokwane smelter complex on terms agreed between RPM and Atlatsa.

1.6.2     Ga-Phasha Project

As announced on February 2, 2012, both Atlatsa and Anglo American Platinum have determined to effect a strategic re-alignment of the Bokoni Group; refer to Section 1.3 Restructure Plan. Accordingly, the parties have agreed to split the Ga-Phasha Project into an Eastern and Western section. The Eastern section, comprising the Paschaskraal and De Kamp mineral properties, will be consolidated into Amplats’ adjacent Twickenham operation, while the Western section, comprising the Klipfontein and Avoca mineral properties, will be consolidated into the adjacent Bokoni Mine operations. The parties have identified the potential to access the Western section of the Ga-Phasha Project through existing shaft infrastructure established at the Brakfontein mineral property.
Atlatsa currently holds a 51% direct ownership interest of the Ga-Phasha Project.

1.6.3     The Boikgantsho Project

As announced on February 2, 2012, both Atlatsa and Anglo American Platinum have determined to effect a strategic re-alignment of the Bokoni Group; refer to Section 1.3 Restructure Plan, which includes the sale of the Boikgantsho Project.
Atlatsa currently holds a 51% direct ownership interest of the Boikgantsho Project.

1.6.4     Rietfontein Project

The current prospecting right was valid for a five year period, expiring November 27, 2011. Prior to the expiry date on August 22, 2011, Atlatsa lodged an application to renew the prospecting right for a three year extension of term. To date the renewal is still pending.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

Preliminary investigations of the Rietfontein project indicate that more value could be extracted by incorporating it with the adjacent Ivanplat’s Platreef project, rather than operating it as a stand-alone project.

Atlatsa has entered into a settlement agreement (the “Settlement Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement is a result of the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows:

•	Both parties agreed to abandon their respective claims under dispute forming the subject matter of arbitration.

•
The existing joint venture (“JV”) between the parties was amended such that the current Rietfontein JV was extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retained their existing prospecting rights in respect of mineral properties in their own names but made these rights and technical information available to the extended JV (the “Extended JV”).

•	Atlatsa is entitled to appoint a member to the Extended JV technical committee and all technical programmes are carried out with input from Atlatsa.

•	Atlatsa was awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplated an open pit mining operation, incorporating the Rietfontein mineral property.

•	Atlatsa has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa.

•           On delivery of the feasibility study, Atlatsa may elect to either:

o	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or

o
relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Atlatsa currently holds a 100% direct ownership interest of the Rietfontein Project.

1.6.5 Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

A number of the prospecting rights have expired. Management have lodged renewal applications for all expired rights with, the approval of which are still pending.

Atlatsa currently holds a 100% direct ownership interest of the Central Block Project.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

1.6.6. Kwanda Project

Atlatsa intends to continue its existing prospecting programs at the Kwanda Project in 2013 at a cost of approximately $0.2 million per annum.

Atlatsa currently holds a 51% direct ownership interest of the Kwanda Project.

1.7 Market Trends and Outlook

Outlook

2012 was another volatile and challenging year for the PGM sector, with the Rand PGM basket price remaining relatively flat during the period, compounded by above inflation cost increases in South Africa, largely associated with power utility and wage increases stemming from illegal strike action and subsequent wage settlements concluded amongst major South African PGM producers.

The South African PGM sector in 2012 was marred by a series of illegal, unprotected and often violent labour strikes across the industry which resulted in a significant loss of life, damage to property and loss of production during the period. During the year the Association of Mine and Construction Workers Union (“AMCU”), a relative newcomer in the sector, displaced the National Union of Mineworkers (“NUM”) as the dominant labour union amongst the major South African PGM producers.

As a result of the strike contamination within the sector and consequent above inflation wage settlements, many PGM producers in South Africa were forced to re-assess their existing capital expansion programmes and a number of expansion projects were either deferred or cancelled as a result of these reviews. In addition, certain mining operations were curtailed and in January 2013 Anglo American Platinum, South Africa’s largest PGM producer, announced its intention to curtail certain operations within its Rustenburg mining complex, which would result in approximately 400,000 platinum ounces of production being removed from market supply and approximately 14,000 job losses within the sector. This announcement has been met with resistance from both the South African government and labour unions.

In addition to the South African specific issues affecting the PGM sector referred to above, the fundamentals for the PGM metals remained under pressure during 2012 as a result of continued weak demand within the European region automotive sector (largely affecting platinum), increased supply from recycling activities and spot PGM price volatility, dominated by speculative investment demand (predominantly through Exchange Traded Funds (“ETFs”)). PGM jewellery demand remained buoyant throughout the year with Chinese demand being the major demand component.

The labour situation within the South African mining sector as well as the risk for further supply disruptions resulting from labour related unrest remains high, with the South African government and certain labour unions advocating for collective bargaining amongst all PGM producers.  Wage negotiations are due to commence in July 2013. AMCU, now the largest representative labour union within the sector, has indicated that it will not participate in a collective bargaining process, despite having signed an industry peace accord motivated by the South African Minister of Minerals in South Africa in early 2013.

A large part of the PGM fundamentals for 2013 will depend on the outcome of the proposed Anglo American Platinum restructure plan (and potential removal of approximately 10% of South African Platinum supply from the market as a consequence), together with the outcome of the 2013 wage negotiation process in mid-2013.

Should a significant portion of South African supply be removed from the market as a result of the Anglo American Platinum restructure plan then this, together with production cutbacks from other

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

South African producers, as well as the announced deferral or cancellation of certain PGM expansion projects in South Africa, should bode well for underlying platinum metal price support in the near, medium and long term. This market supply change, together with a continued depreciation in the Rand/US$ exchange rate which has weakened the Rand significantly during Q4 2012 and Q1 2013 (the average Rand/US$ for the quarter weakened 14.6%), should support a more positive outlook for the Rand PGM basket price and create for a more balanced market going forward.

Quarterly Trends

Downward pressure on the Rand PGM basket price continued as a result of the ETF liquidations, compounded by worse than expected economic data in Europe and China. Currently the market is waiting to see the outcome of the proposed Anglo American Platinum restructure plan announced in January 2013, before giving PGM prices direction going forward.

1.8 Discussion of Operations

Q1 2013 Highlights:

In addition to the highlights mentioned under Section 1.2 Overview, we note the following:

Tonnes delivered to the concentrator for Q1 2013 increased by 22.4% when compared to Q1 2012, and tonnes milled increased by 24.6% for the comparative period.

Primary development decreased by 23.2% in Q1 2013 as compared to Q1 2012. This was due to less development taking place at Brakfontein, due to a change in the planned production plan and the deferral of the UG2 Delta 80 expansion.

Recoveries at the concentrator decreased by 0.9% for the Merensky concentrate and improved by 1.7% for the UG2 concentrate, between Q1 2013 and Q1 2012. 4E ounces produced increased by 29.7% in Q1 2013 when compared to Q1 2012.

The Lost Time Injury Frequency Rate (“LTIFR”) for Q1 2013 was 0.97 and has improved by 33.6% when compared to the Q1 2012 LTIFR of 1.46.

The key production parameters for the Bokoni Mine for Q1 2013 and for Q1 2012 are depicted in the table below.

Bokoni Production Statistics:

		Q1 2013	Q1 2012	% Change	2012	2011	% Change
4E oz produced	Oz	36,043	27,799	29.7	102.671	113,625	(9.6)
Tonnes milled	T	302,964	243,054	24.6	863,675	1,047,401	(17.5)
Recovered grade	g/t milled,4E	3.83	3.58	7.0	4.21	3.86	9.1
UG2 mined to total output	%	34.36	33.80	1.7	34.07	32.6	4.5
Development meters	M	1,956	2,547	(23.2)	7,550	10,549	(28.4)
ZAR/t operating cost/tonne milled	ZAR/t	1,283	1,423	9.8	1,535	1,194	(28.6)
ZAR/4E operating cost/4E oz	ZAR/4E oz	10,786	12,442	13.3	12,902	11,009	(17.2)
Total permanent labor (mine operations)	Number	3,516	3,503	0.4	3,479	3,498	(0.5)
Total contractors (mine operations)	Number	1.550	1,611	(3.8)	1,553	1,826	(15)

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

See Section 1.12 “Liquidity” for a discussion of the Company’s going concern assumption as of March 31, 2013.

Atlatsa incurred a gross operating loss for Q1 2013 of $8.3 million compared to the budgeted gross loss of $9.3 million. The gross operating loss for Q1 2013 is $26.3 million less than the three months ended December 31, 2012 (“Q4 2012”) loss and $11.0 million less than the gross loss in Q1 2012.  Revenue was 15% higher than budgeted as the 4E basket price for Q1 2013 was 11.8% higher than the budgeted 4E basket price.

In Q1 2013, Atlatsa had an operating profit of $8.3 million compared to an operating loss of $23.4 in Q1 2012.  This is mainly due to the fair value adjustment made on its consolidated 2009 Senior Debt Facility and the resulting fair value gains of $20.6 million.

Atlatsa incurred a cash operating profit of $0.6 million for Q1 2013 compared to the loss of $10.5 million in Q1 2012.

At the end of the quarter, no stock pile tonnes were accounted for.

Revenue

The concentrator milled 302,964 underground tonnes during Q1 2013, which was 0.8% lower than the total tonnes budgeted for Q1 2013 of 305,382; of which 235,334 (+28.7%) related to underground tonnes budgeted for Q1 2013. The Q1 2013 underground milled tonnes were 24.6% higher than the 243,054 underground tonnes milled during Q1 2012 and higher than the 6,319 tonnes milled during Q4 2012.
The mine produced 36,043 underground 4E ounces during Q1 2013 compared to a budget of total 4E ounces of 33,502; of which 28,054 (+28.5%) related to underground 4E ounces. The 4E ounces were 29.7% higher than the 27,799 4E oz produced during Q1 2012 and were higher than the 2,045 4E oz produced during Q4 2012.

Revenue was made up as follows:
•
The 4E basket price for Q1 2013 was 16.9% higher at ZAR11,562 compared to ZAR9,887 for Q1 2012; however the 4E basket price in US Dollar (“US$”) was US$1,291 compared to US$1,273, which is only a 1.4% increase.  Q1 2013 was 11.8% higher than the budgeted 4E basket price at ZAR10,343 for the twelve months ending December 31, 2013 (“Fiscal 2013”).

•	The platinum price during Q1 2013 was 1.7% higher compared to Q1 2012.
•
The average realized ZAR/US$ exchange rate for Q1 2013 was ZAR8.95 (a weakening of the ZAR of 15.3%) compared to the average realized exchange rate of ZAR7.77 for Q1 2012. The budgeted exchange rate for the Fiscal 2013 is ZAR8.26.

•	Revenue sales were $45.1 million for Q1 2013 compared to the $34.1 million for Q1 2012, $0.8 million for Q4 2012 and $38.9 million for the budgeted Q1 2013.
•	$0.1 million was paid in concentrate grade penalties for Q1 2013 as compared to $0.1 million for Q1 2012.

Cost of Sales

Cash operating costs of $44.4 million for Q1 2013 was $0.5 million (+1.1%) higher than Q1 2012.  Strike-related working costs included in the Q1 2013 operating costs totalled $1.4 million (ZAR12.2 million).

The main contributors to the cost variances were:
•	Labor costs for Q1 2013 were $21.4 million, an increase of 1.1% in $ terms (which is attributable to a weakening of the ZAR of 11.2%) compared to Q1 2012; in ZAR basis, an

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013 increase of 13.8% is noted compared to Q1 2012. The increase in costs on a ZAR basis was mainly due to:
o	the annual salary increases (+8%) as from July 2012;
o	an increase in production-related bonus payments; and
o	a 13% increase in supervisory and middle management employees to improve production, supervision and governance.
•	Contractor costs for Q1 2013 were $4.2 million, a decrease of 1.3% compared to Q1 2012; however in ZAR terms, an increase of 11% compared to Q1 2012. The increase were mainly due to:
o	Middelpunt – Increase in Zebratone Contractor costs due to increase in production;
o	Vertical – Increase in Zebratone costs to carry out re-development & sub-development; and
o	UM2 – Increase in Zebratone mining production.
•
Storage costs for Q1 2013 were $8.3 million, a decrease of 1.4% compared to Q1 2012; however in ZAR terms, an increase of 11% compared to Q1 2012. The increase was driven by a 22.4% increase in tonnes delivered against Q1 2012.

•
Utility costs for Q1 2013 were $2.7 million, an increase of 4.4% compared to Q1 2012; however in ZAR terms, an increase of 17.5% compared to Q1 2012.  This was mainly due to Eskom rate increases and increased production.

•
Sundry costs for Q1 2013 were $6.5 million, an increase of 1.4% compared to Q1 2012; however in ZAR terms, an increase of  14.1% compared to Q1 2012, which included strike-related costs of $1.4 million for security, accommodation, legal fees, etc.

•	Changes in inventory for Q1 2013 were $0.7 million, an increase of 93.7% compared to Q1 2012; however in ZAR terms, an increase of 118% compared to Q1 2012.
•	Depreciation for Q1 2013 increased by 2.4% in Q1 2013; however in ZAR terms an increase of 15.3% to $9.0 million compared to Q1 2012.
•
Cash draw-down for Q1 2013 was $41.0 million (ZAR370.6 million) compared to Q1 2012 of $15.4 million (ZAR118 million). This was due to the unprotected strike during Q4 2012, which led to no revenue being received during January 2013 and February 2013, for PGM production during November 2012 and December 2012.

The above cost variances were greatly impacted by a weakening of 11.2% in the average ZAR to $ exchange rate.
On a ZAR per tonne milled basis, cost per tonne milled for Q1 2013 was ZAR1,283 ($142) per tonne milled as compared to ZAR1,423 ($186) per tonne in Q1 2012, a decrease in rate of 9.8%, and in $ terms a decrease of 23.5%. On a ZAR cost per 4E ounce basis; cost per 4E ounce for Q1 2013 was ZAR10,786 ($1,194)  as compared to ZAR12,442 ($1,622) in Q1 2012, a decrease in rate of 13.3%, and in $ terms a decrease of 26.4%.

Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $.  The average ZAR to $ exchange rate for Q1 2013 was ZAR8.87=$1, a weakening of 14.6% compared to the average exchange rate for Q1 2012 of ZAR7.74=$1.

Finance expenses

Finance expenses for Q1 2013 were $14.2 million compared to $22.8 million in Q1 2012, a decrease of 37.7% due to the lower interest rate arising from Phase One of the Restructure Plan.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

Refer to 1.17 Critical Accounting Estimates under subheading “Fair Value of Consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facility after completion of the Phase One of the Restructure Plan.

Pursuant to Phase One of the Restructure Plan the parties agreed that interest would be calculated on the method set out below.

Total Facility Outstanding	2013	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	zero interest	zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%
From (and including) ZAR1,000,000,000 up to ZAR2,000,000,000	JIBAR minus 1.25%	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%
From (and including) ZAR2,000,000,000	JIBAR plus 8.75%	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest rate payable on the debt owing (based on contractual value) by Atlatsa to Anglo American Platinum will be reduced to an annual cash flow effective rate of 6.27% (linked to the 3-month JIBAR of 5.13% at March 31, 2013) from the effective rate of 12.31% before the consolidation of the loans on September 28, 2012 under the Restructure Plan.

Refer to Section 1.3 Restructure Plan for details of the joint announcement by Atlatsa and Anglo American Platinum released March 27, 2013 which includes, among other things, several transactions that would simplify Atlatsa’s balance sheet structure and will materially reduce its loan balance and thus cost of borrowing going forward.

Safety

There were no fatal accidents during Q1 2013.  Atlatsa’s LTIFR improved to 0.97 and has improved by 33.6% when compared to the Q1 2012 LTIFR of 1.46. Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Capital

Total capital expenditure for Q1 2013 was $12.0 million (as opposed to $6.9 million for Q1 2012), comprising 23% sustaining capital and 77% project expansion capital (as opposed to 23% sustaining capital and 77% project expansion capital for Q1 2012).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act, imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + ((Earnings Before Interest and Tax x 9)/gross sales). The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The Q1 2013 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (0.5% for Q1 2012), and the resulting royalty expense for Q1 2013 amounted to $0.2 million ($0.1 million for Q1 2012).

Power Tariff Increases

The National Energy Regulator of South Africa revised Eskom’s tariff increase request of 16% during February 2013. The effect of its revision is that power tariff increases in South Africa will be increased by 8% from 2013 to 2018.

The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise approximately 4% (varying summer and winter tariffs) of total operating costs at the mine operations. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.
1.10 Summary of Quarterly Results

$ Million *	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	Jun 30, 2011
Revenue	45.1	0.8	43.9	38.7	34.1	32.5	45.3	35.9
Cost of sales	(53.4)	(35.5)	(54.1)	(52.4)	(53.4)	(51.1)	(55.0)	(56.2)
Gross loss	(8.3)	(34.7)	(10.2)	(13.7)	(19.3)	(18.7)	(9.7)	(20.3)

Profit / (Loss) for the period	(4.6)	(63.7)	49.8	(40.4)	(41.3)	(35.6)	(30.1)	(46.1)

Basic and diluted loss per share ($)	(0.1)	(0.10)	0.16	(0.05)	(0.05)	(0.04)	(0.04)	(0.07)
Weighted number of common shares outstanding (million) 1	425	425	425	425	425	425	425	425
*	Data for all presented periods was prepared in accordance with IFRS.

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to grow production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Atlatsa’s long-term goal of achieving a monthly production of 160,000 tpm in the medium term.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

All of the above factors contributed to the increase in revenue to a high of $45.3 million for the three months ended September 30, 2011 to an all-time low of only $0.8 million in Q4 2012. Fluctuation in revenue between the quarters is mainly a result of fluctuation in production and varying PGM basket prices and exchange rates, including:

•
Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages and the illegal strike in Q4 2012. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 38,819 4E ounces during the three months ended September 30, 2012 (“Q3 2012”) and a low of 2,045 4E ounces during Q4 2012. This 99% variance indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•
PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,430 for the three months ended June 30, 2011 to a low of US$1,172 for Q3 2012. This 22% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply.

•
Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during the second quarter of Fiscal 2011 at an exchange rate of ZAR6.80 = US$1 and the weakest during Q1 2013, which was ZAR8.95 = US$1. The 32% variance indicates the volatility of the ZAR against the US$ to exchange rate fluctuations.

The period to period variations in cost of sales are mainly as a result of:

•	Labor cost varying due to changes in labor numbers, annual salary increases, overtime hours and bonus payments.

•	Varying use of contractors depending on management’s production and development planning requirements.

•	Fluctuations in storage costs based predominately on tonnes milled.

•	Utility costs varying between winter and summer tariffs, and are also subject to annual tariff increases.

•
Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized (with specific reference to the capitalization of the Brakfontein Project in the three months ended June 30, 2010).

•	Fluctuations in the exchange rate; as the functional currency of Bokoni is in ZAR, all reporting takes place in Canadian $, and therefore the cost of sales are impacted by the weakening of the ZAR.

1.11 Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the 2009 Senior Debt Facility and an agreement with RPM whereby RPM provided Plateau with an operating cash shortfall facility (the “OCSF”) of up to a maximum of $83.0 million (ZAR 750 million) (which increased to $121.8 million (ZAR1,100 million) on June 29, 2012)  and access to RPM’s attributable share of the Bokoni Holdco cash flows (the “Standby Loan Facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the 2009 Senior Debt Facility.  Subsequent to the initial financing,

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013 effective as of April 28, 2011, RPM acquired the outstanding amounts on the 2009 Senior Debt Facility in full from Standard Chartered Bank (see Section 1.12 Liquidity and Section 1.3 Restructure Plan).

The consolidation of the OCSF, the “A” Preference Share Facility and the 2009 Senior Debt Facility was completed as part of Phase One of the Restructure Plan. Refer to Section 1.3 Restructure Plan for more information.

1. 2009 Senior Debt Facility

Plateau secured the 2009 Senior Debt Facility with Standard Chartered Bank for an amount of up to $83.0 million (ZAR750 million), including capitalized interest up to a maximum of three years or $27.7 million (ZAR250 million). On July 1, 2009, Standard Chartered Bank advanced $55.4 million (ZAR500 million) to Plateau, and interest amounting to $15.8 million (ZAR142.8 million) was rolled up through April 28, 2011.

The 2009 Senior Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011 when RPM assumed all the rights and obligations of Standard Chartered Bank and Rand Merchant Bank in regards to the 2009 Senior Debt Facility).

The total amount of the interest payable on the notional amount of the 2009 Senior Debt Facility of $55.4 million (ZAR500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The 2009 Senior Debt Facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement, if Plateau's cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the 2009 Senior Debt Facility, RPM was obligated, pursuant to the Standby Loan Facility –to provide Plateau with a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see Point 4: “Standby Loan Facility” below).

On December 11, 2009, 34% of the 2009 Senior Debt Facility was syndicated to First Rand Bank Limited, acting through its RMB division.

As described above, effective as of April 28, 2011, RPM assumed all of the rights and obligations of Standard Chartered Bank under the 2009 Senior Debt Facility.

The commencement of re-payments has been deferred by one year from January 31, 2013, to January 31, 2014.  RPM has waived the loan covenants of the 2009 Senior Debt Facility as of June 30, 2012, until August 31, 2013. See Section 1.12 Liquidity for the revised terms of the 2009 Senior Debt Facility.

2. Vendor Finance Facility

RPM provided a vendor finance facility to Plateau consisting of a cash component, the “A” Preference Share Facility of $132.84 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $121.77 million (ZAR1.1 billion).

2.1 “A” Preference Share Facility

As part of the acquisition of the Bokoni Transaction, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

$132.84 million (ZAR1.2 billion) (the ““A” Preference Share Facility”) These shares were cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend 11.49%).  Atlatsa was obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that Atlatsa was in the position to redeem the shares. Any Plateau Preferred A Shares not redeemed in six years (at July 1, 2015) would automatically roll over and be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau was required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the Standby Loan Facility (ii) any outstanding amounts owing to RPM in respect of the OCSF and (iii) any amount owing to RPM in respect of the “A” Preference Share Facility.  The required refinancing took place pursuant to Phase One of the Restructure Plan and the “A” Preference Share Facility was redeemed and repaid in full.

The “A” Preference Share Facility was repaid and redeemed on September 28, 2012. Refer to Section 1.3 Restructure Plan for information with respect to Phase One of the Restructure Plan that completed on September 28, 2012.

2.2. Share Settled Financing – The “B” Preference Shares

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan Finance SPV Proprietary Limited (the “Pelawan SPV”), and transferred 56,691,303 Atlatsa common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $121.77 million (ZAR1.1 billion).  Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible class B preferred shares (the “B” Preference Shares”) in Plateau for $121.77 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Atlatsa would take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Atlatsa Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Atlatsa common shares to be issued on implementation of the Share-Settled Financing arrangement was 227.4 million Atlatsa common shares. Once all the “B” Preference Shares have been converted into Plateau Ordinary Shares and then into Atlatsa common shares, the Company will have 429 million Atlatsa common shares outstanding (not including any other Atlatsa common shares that may hereafter be issued).

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Atlatsa common shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert the “B” Preference Shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Atlatsa will take delivery of such Plateau Ordinary Shares and issue such number of Atlatsa common shares to the Pelawan SPV pursuant to the Exchange Agreement which will enable the Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Atlatsa Holdings continuing to own a minimum 51% shareholding in Atlatsa. The total number of Atlatsa common shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Atlatsa common shares. Such Atlatsa common shares will be subject to a lock-in that will prevent the Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa (at present the contractual lock up provision for Atlatsa Holdings on all of its Atlatsa common shares remains in place up to January 1, 2015).

The final result of the Share Settled Financing is that: (i) RPM has funded a payment of $121.77 million (ZAR1.1 billion) to Plateau and upon the conversion described above RPM will ultimately receive a total of 115.8 million Atlatsa common shares; and (ii) Atlatsa Holdings will receive an additional 111.6 million Atlatsa common shares.

Refer to Section 1.3 Restructure Plan for details of Phase Two of the Restructure Plan, whereby RPM has agreed to convert its “B” Preference Shares in accordance with their terms and upon such conversion, to sell the resulting it’s 115.8 million Atlatsa common shares to Atlatsa Holdings.

3. OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at the Bokoni Mine, RPM provided Plateau with the OCSF which can be drawn up to a maximum of $83.0 million (ZAR750 million) and was subject to certain annual draw down restrictions, in terms of quantum, during the first three years. On 29 June 2012, the OCSF facility was increased to $121.8 (ZAR1,100 million). Based on the revised terms of the 2009 Senior Debt Facility with RPM, repayment was deferred by one year from January 31, 2013 to January 31, 2014.

The full outstanding amount under the OCSF as at September 28, 2012 was repaid and consolidated into the 2009 Senior Debt Facility, and the principal amount outstanding as at that date was $0. Under the increased 2009 Senior Debt Facility, if funds are requested by Bokoni (and authorized by Bokoni Holdco), RPM shall advance such funds directly to Bokoni.  Post consolidation of the balance outstanding under the OCSF into the 2009 Senior Debt Facility, a portion of the available balance under the 2009 Senior Debt Facility represented a facility available to the Company under the terms of the OCSF.  Such portion of the 2009 Senior Debt Facility was $58.2 million (ZAR525.2 million) at September 30, 2012.  As of March 31, 2013, the amount remaining available to the Company as the OCSF portion of the 2009 Senior Debt Facility was $8.1 million (ZAR73.0 million), and a principal amount of $50.1 million (ZAR452.3 million) had been drawn down in the period from September 30, 2012 to March 31, 2013, which has been added to the principal amount outstanding under the 2009 Senior Debt Facility.   Refer to Section 1.3 Restructure Plan for more information with respect to Phase One of the Restructure Plan.

4. Standby Loan facility

Anglo American Platinum has made available to Plateau the Standby Loan Facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the 2009 Senior Debt Facility during its term. The Standby Loan Facility will bear interest at the prime rate of interest in South Africa (currently

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

8.5%). As at March 31, 2013 no draw downs has been made on the Standby Loan Facility.  The Standby Loan Facility would have been activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations was generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

5. Security

The 2009 Senior Debt Facility is secured through various security instruments, guarantees and undertakings provided by Atlatsa against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The Standby Loan Facility  ranks behind the 2009 Senior Debt Facility for security purposes.

1.12 Liquidity

At March 31, 2013, Atlatsa had positive working capital, excluding restricted cash and assets classified as held for sale, of $23.6 million compared to positive working capital of $15.2 million as at March 31, 2012.

Refer to Section 1.3 Restructure Plan for details of the joint terms announcement by Atlatsa and Anglo American Platinum released September 27, 2012 and March 27, 2013 which includes, among other things, the refinancing of the Bokoni Group via consolidation of the OCSF, “A” Preference Share Facility and the 2009 Senior Debt Facility. This was completed as part of Phase One of the Restructure Plan (September 2012).

Refer to Section 1.8 Discussion of Operations under subheading “Finance Expenses” for the interest rates applicable to the consolidated 2009 Senior Debt Facility. The consolidated facility continues under the terms and conditions as per the 2009 Senior Debt Facility agreement, except for changes effected pursuant to Phase One of the Restructure Plan; i.e. the change in the interest rate. The commencement of re-payments has been deferred by one year from January 31, 2013 to January 31, 2014.  RPM has waived the financial loan covenants of the 2009 Senior Debt Facility as of June 30, 2012 until August 31, 2013.

Atlatsa has the following long-term contractual obligations as at March 31, 2013:

	Payments due by period ($ million)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	17.1	1.7	-	-	-
Long-term debt (1)(2)	778.2	0.5	198.1	579.6	-
Operating lease commitments (3)	1.0	0.8	0.2		-
Purchase obligations (4)	8.0	2.2	5.8	-	-
Total	804.3	5.2	204.1	579.6	-

(1)
The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR9.03

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

(2)	This is disclosed as per the notes in the Annual Financial Statements under note 6 (ii) “Liquidity Risk”; however this is not disclosed on a quarterly basis

(3)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(4)
The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligation to repay interest and capital on long-term debt during the next 12 months.

See Section 1.19 Financial Instruments and Risk Management for a discussion of Atlatsa’s debt instruments and associated financial risks.

At March 31, 2013, Atlatsa had a positive total equity position of $189.7 million compared to a negative total equity position of $70.7 million as at March 31, 2012. As at March 31, 2013 the Company’s assets of $805.3 million exceeded its liabilities of $615.7 million by a factor of 1.3. It is anticipated that this position will significantly change with the intended recapitalisation program (Phase Two of the Restructure Plan), as described above.

The current ratio of the Company was 2:1 at March 31, 2013 and the Company had unrestricted cash and equivalents of $15.8 million at this date with undrawn facilities on the existing loans from Anglo American Platinum amounting to $8.1 million under the 2009 Senior Debt Facility, pursuant to the letter of support given by Anglo American Platinum until August 31, 2013.

Going Concern Assumption

In the period before Phase Two of the Restructure Plan becomes effective (currently shareholder approval is expected by June, 30, 2013 and to close the transaction in the third quarter of 2013); the Company is dependent on the current facilities in place provided by Anglo American Platinum as well as stable production from the Bokoni Mine. The funds available from these existing facilities are only expected to meet Atlatsa’s projected cash flow requirements until approximately July 2013. Refer to Section 1.3 Restructure Plan for more information with respect to Phase Two of the Restructure Plan.  By implementing Phase Two, the Company anticipates it will reduce the debt by $271.2 million (ZAR2.45 billion) and additional funds will be made available from Anglo American Platinum to meet the Company’s consolidated projected cash flow requirements until approximately the end of 2015. Under the proposed Restructure Plan, the new restructured debt will only be required to be repaid once the Company generates sufficient free cash flow.

Notwithstanding the Company’s current expectations regarding Phase Two of the Restructure Plan, the Company’s current financial position as described above gives give rise to a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The financial statements for the period ended March 31, 2013, are prepared on the basis of accounting policies applicable to a going concern.  This basis presumes that debt restructuring and accompanying funding arrangements pursuant to Phase Two of the Restructure Plan will be successfully approved by the shareholders and completed in the third quarter of 2013.

Management is confident that the Company will be able to continue operating as a going concern for the next 12 months upon the completion of Phase Two of the Restructure Plan. See Section 1.3 Restructure Plan for more information with respect to Phase Two of the Restructure Plan and the conditions to its completion.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

1.13 Capital Resources

Atlatsa’s primary source of capital is debt.  Atlatsa’s access to capital sources is dependent upon general commodity and financial market conditions. Atlatsa has secured long-term funding to meet its operating and capital obligations through to the end of August 2013 (Refer to Section 1.11 Debt Arrangements).   Atlatsa’s cash balance as at March 31, 2013 was $15.8 million.

In addition to its cash resources, Atlatsa has access to various committed debt facilities from RPM. All of Atlatsa’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 31, 2014, while it has management control at Bokoni. As discussed in Section 1.3 Restructure Plan, Atlatsa has agreed with Anglo American Platinum on the proposed terms of a refinancing and restructuring transaction to be implemented in the near term pursuant to Phase Two of the Restructure Plan; Phase One has already taken place as discussed above. As part of Phase Two of the Restructure Plan, a new senior debt agreement has been entered into which will upon completion, make a new term loan facility and new working capital facility available to the Company.

Capital commitments of $17.1 million as at March 31, 2013 are comprised primarily of capital expenditure commitments for property, plant and equipment related to development at the Bokoni Mine.

A summary of Atlatsa’s debt facilities as at March 31, 2013, is as follows:

	Balance at March 31, 2013	Total available facility	Un-utilized portion of facility
	$ million
RPM consolidated facility (1)(2)(3)(4)	392.7	384.6	8.1
RPM interest free loan (4)	3.2	3.2	-
Other (Loan to Deloitte Consulting)	1.6	1.6	-
Total	397.5	389.4	8.1
(1)
On September 28, 2012, the OCSF in the amount of $110 million (ZAR928.1 million), and the “A” Preference Shares, of $204 million (ZAR1,722.6 million) were repaid in full.  The refinancing was made through an increase in the Senior Loan Facility of $314 million (ZAR2,651 million).

(2)	This is disclosed at contractual value, and will not agree to the face of the balance sheet which is shown at fair value.
(3)	Anglo American Platinum has waived the loan covenants of the debt until August 31, 2013 and a letter of support is in place until August 31, 2013.
(4)
Also refer to the joint announcement by Atlatsa and Anglo American Platinum released February 2, 2012 on the Restructure Plan and the joint announcement by Atlatsa and Anglo American Platinum released March 27, 2013 on the signing of definitive agreements with respect to Phase Two of the Restructure Plan.

Under the adjusted OCSF, as amended June 29, 2012, which has been consolidated into the 2009 Senior Debt Facility, and which will be used for contributions in respect of operating or capital expenditure cash shortfalls at the Bokoni Mine, if funds are requested by Bokoni (and authorised by Bokoni Holdco), RPM will advance such funds directly to Bokoni. Pursuant to Phase One of the Restructure Plan, the OCSF payable to RPM was repaid in full on September 28, 2012 and the principal amount outstanding as at that date was $0. Under the increased 2009 Senior Debt Facility, if funds are requested by Bokoni (and authorized by Bokoni Holdco), RPM shall advance such funds directly to Bokoni.  Post consolidation of the balance outstanding under the OCSF into the 2009 Senior Debt Facility, a portion of the available balance under the 2009 Senior Debt Facility represented a facility available to the Company under the terms of the OCSF.  Such portion of the 2009 Senior Debt Facility was $58.2 million (ZAR525.2 million) at September 30, 2012.  As of March 31, 2013, the amount remaining available to the Company as the OCSF portion of the 2009 Senior Debt Facility was $8.1 million (ZAR73.0 million), and a principal amount of $50.1 million (ZAR452.3 million) had been drawn down in the period from September 30, 2012 to March 31, 2013, which has been added to the principal amount outstanding under the 2009 Senior Debt Facility.  Refer to Section 1.3 Restructure Plan for more details on consolidation of the 2009 Senior Debt Facility, the OCSF and the “A” Preference Share Facility.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

Refer to Section 1.17 Critical Accounting Estimates under subheading “Fair Value of consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facility after completion of Phase One of the Restructure Plan.

RPM has waived the financial covenants of the 2009 Senior Debt Facility as of June 30, 2012, until August 31, 2013, and a letter of support is in place until August 31, 2013.

For a discussion of these debt facilities see Section 1.11 Debt Arrangements.  Also refer to Section 1.12 Liquidity for a discussion of when RPM acquired the outstanding amounts of the 2009 Senior Debt Facility and Section 1.3 Restructure Plan for details of the Restructure Plan to refinance and restructure Atlatsa and the Bokoni Group. This was partially completed as Phase One of the Restructure Plan via the consolidation of the 2009 Senior Debt Facility, the OCSF and the “A” Preference Share Facility.

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Department of Mineral Resources, the South African Reserve Bank and Anglo American Platinum.  Under current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.14 Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.15 Transactions with Related Parties

Atlatsa concluded a number of agreements with respect to services at the Bokoni Mine with RPM on March 28, 2008.  RPM is a wholly owned subsidiary of Anglo American Platinum and a 49% shareholder in Bokoni Holdco, and is therefore considered to be a related party to the Company.  These agreements were amended on May 13, 2009 and include the Concentrate Agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices, which are calculated using actual market prices and adjusted to account for grade and chrome content (refer to Subsection 1.6.1 Bokoni Mine under the subheading “Sale of Concentrate”).

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

In Q1 2013 the Company operated the 2009 Senior Debt Facility with RPM.  The 2009 Senior Debt Facility was consolidated with the OCSF and the “A” Preference Share Facility in September 2012.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

The 2009 Senior Debt Facility with RPM and the remaining facility under the 2009 Senior Debt Facility are still in operation.

Refer to Section 1.3 Restructure Plan for details on the related party transactions that were completed in September 2012 as part of Phase One of the Restructure Plan as well as further proposed changes involving certain related party transactions pursuant to Phase Two of the Restructure Plan.

Transactions with RPM during Q1 2013, the twelve months ended December 31, 2012 (“Fiscal 2012”) and Q1 2012 are summarized below:

	Q1 2013	Fiscal 2012	Q1 2012
Concentrate sales	$45.1 million	$117.6 million	$34.1 million
Cost of sales*	$ 10.6 million	$ 45.9 million	$ 11.9 million
Administration expenses	$ 0.6 million	$ 0.6 million	$ 1.1 million
Finance expense	$14.0 million	$ 81.1 million	$ 12.1 million
(before interest capitalised)
Fair value gain on Consolidated Debt Facility	$20.6 million	$ 90.6 million	$ -

* - included in cost of sales are the following:

Metal accounting services	$ 0.01million	$ 0.5 million	$ 1.2 million
Supply chain services	$ 8.2 million	$39.5 million	$ 9.3 million
Treatment of Anglo ore	$ - million	$ - million	$ - million
Other	$ 1.6 million	$ 5.9 million	$ 2.4 million
	$ 9.81 million	$43.6 million	$11.9 million

Included in non-controlling interest is a fair value gain on de-recognition of the 2009 Senior Debt Facility between Bokoni Holdco and RPM of $127,814,103 for Fiscal 2012 and $119,300,347 at Q1 2013.
The following balances were outstanding to/from RPM at March 31, 2013, as compared to December 31, 2012 and March 31, 2012:

Q1 2013	Fiscal 2012	Q1 2012
Loans and Borrowings	$444.4 million	$434.0 million	$ 808.3 million
Trade and other payables	$ 2.4 million	$ 1.1 million	$ 7.2 million
Trade and other receivables	$ 33.9 million	$ 0.9 million	$ 23.4 million

Refer to Section 1.12 Liquidity, Section 1.13 Capital Resources and Section 1.11 Debt Arrangements for additional discussion of financing and debt arrangements with RPM.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

1.16 Proposed Transactions

See Section 1.3 Restructure Plan for a discussion of the proposed transactions between the Company and Anglo American Platinum.

1.17 Critical Accounting Estimates

Atlatsa’s accounting policies are presented in note 4 of the audited financial statements for Q1 2013, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for Q1 2013 where applicable.

These judgments include estimates regarding: taxation, impairment of mining assets, exposure and liabilities with regards to rehabilitation costs, fair value of share based payments, inventory, contingencies, mineral resources and reserves, and the fair value of the consolidated 2009 Senior Debt Facility, as discussed in greater detail below.

Taxation

Atlatsa applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

Atlatsa determines deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of Atlatsa’s net deferred tax assets assumes that Atlatsa will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

Key assumptions for the calculations of the mining assets' recoverable amounts are the forward PGM prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward PGM prices. The life-of-mine plans are based on proven and probable reserves and have been approved by Atlatsa.

During Q1 2013, Atlatsa calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the post-tax weighted average cost of capital (“WACC”) of 9.64%. The WACC is based on the risk free rate as at December 31, 2012, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited financial statements for Q1 2013 for details of key assumptions used in the Q1 2013 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Q1 2013.  Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2012.  Cash generating units are based on individual subsidiaries of Atlatsa.

Should management's estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at the mine; and
•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on Atlatsa’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 6% over a period of 27.5 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 7.2% based on the future long-term view on government bonds. This will be updated at June 2013.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 33 of the audited financial statements for Q1 2013 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

Assessment of contingencies

Contingencies will only be realized when one or more future events occurs or fails to occur. The exercise of significant judgment and estimates of the outcome of future events is required during the assessment of the impact of such contingencies.

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from Atlatsa’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the changes in mineral reserves from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect Atlatsa’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Fair value of consolidated 2009 Senior Debt Facility

Atlatsa has applied judgment when determining the fair value of its consolidated 2009 Senior Debt Facility on September 28, 2012, and the resulting fair value gains which were recognised net of deferred tax in profit and loss.

On a consolidated basis, the fair value gain at Bokoni Holdco was recognised as a shareholders contribution and accordingly reflected part of a non-controlling interest.

The fair value of the consolidated debt is being determined using a cash flow valuation model. The significant inputs into the model are:

•	Opening balances as contractually agreed with the counterparty;

•	A market related interest rate (independently sourced from Rand Merchant Bank) as JIBAR+8%;

•	Interest rate table as documented under 1.8 Discussion of Operations; “Finance expenses” (only applicable on Plateau);

•	No interest accrues on the loans between Plateau and Bokoni Holdco, Bokoni Holdco and RPM, and between Bokoni Holdco and Bokoni.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

•
Nominal interest on the redemption of the “A” Preference Shares in regards to Plateau has already been paid over to RPM, thus as interest accrues (compounding quarterly), no cash flow of interest will take place until the nominal interest has been used up;

•	Best estimate of the cash flows (draw downs and repayments on the loans) until 2018, when the loans, per contractual agreement should be repaid; and

•	Using a projected forward JIBAR rate plus a market related spread until 2018, the fair value of the loans are calculated as the present value of the future cash flows.

Based on the above, on day one, an effective interest rate is established that would be used to build the loan back up to contractual value by date of payment.

On a quarterly basis, the carrying amounts of the financial liabilities are adjusted to reflect the actual and revised estimated cash flows on the loans. The carrying amounts of the loans are recalculated as the present value of the revised estimated future cash flows, using the original effective interest rate, as per the day one calculation; however the following inputs into the model may change:

•	Any additional drawdowns have to be fair valued; and

•	Update the quarter end JIBAR curve; which may have an impact on the projected JIBAR rates.

1.18 Changes in accounting policies

The accounting policies applied by Atlatsa in the consolidated interim financial statements for Q1 2013 are the same as those applied by Atlatsa in the consolidated financial statements as at, and for, Fiscal 2012 (available on SEDAR and EDGAR), except for the following standards and interpretations which were adopted by the Company on January 1, 2013, or date of implementation of the standard:

•	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	Amendment to IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities (effective 1 January 2013)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

•	Amendment to IFRS 10, IFRS 11 and IFRS 12, Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Effective 1 January 2013)

•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

•	7 individual amendments to 5 standards, Improvements to International Financial Reporting Standards 2012 (effective 1 January 2013)

The consolidated financial statements for Q1 2013, Fiscal 2012, and Fiscal 2011 and for the twelve month ended December 31, 2010 (“Fiscal 2010”) have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

The basis of measurement of the consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value.

There was no significant impact on the consolidated financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

•	IAS 32, Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014)

•	IFRS 9, Financial Instruments (effective 1 January 2015)

•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

The Company is currently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

1.19 Financial Instruments and Risk Management

Atlatsa’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. Atlatsa’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when Atlatsa becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

Atlatsa’s financial assets consist primarily of cash and cash equivalents and trade and other and receivables, and a loan with Deloitte Consulting, in an amount of $1.6 million. This relates to the SAP Enterprise Resource Planning (“ERP”) system implementation completed in Fiscal 2010.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when Atlatsa provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

Non-current cash deposits are restricted and consists of cash held through investments in the Platinum Producers’ Environmental Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that Atlatsa will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013 of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities
Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless Atlatsa has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Financial risk management activities

Atlatsa’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. Atlatsa may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of Atlatsa’s risk management framework.

Atlatsa’s risk management policies are established to identify and analyze the risks faced by Atlatsa, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Atlatsa’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to Atlatsa if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Atlatsa’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of the Concentrate Agreement. The carrying value represents the maximum credit risk exposure.  Atlatsa has no security against these receivables.

Liquidity risk

Liquidity risk is the risk that Atlatsa will not be able to meet its financial obligations as they fall due. Atlatsa ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Atlatsa’s holdings of cash and cash equivalents. This is facilitated via the 2009 Senior Debt Facility, however this facility is still available until Phase Two becomes effective. Atlatsa’s cash and cash equivalents are invested in business accounts which are available on demand. Refer to Section 1.12 Liquidity for details on the material

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013 uncertainty which may cast significant doubt about the company’s ability to continue as a going concern and, therefore that it may be unable to realise its assets and discharge its liabilities in the normal course of business. Also refer to Section 1.3 Restructure Plan, in relation to refinancing of the Company during Phase Two of the Restructure Plan.

Atlatsa operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of Atlatsa’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible Atlatsa may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds, such as operating profits, should any develop. The repatriation of cash held in South Africa is permitted with the approval of the South African Reserve Bank.

Interest rate risk

Atlatsa is currently financed by the 2009 Senior Debt Facility and variable interest rate funding from RPM.  Refer to Section 1.12 Liquidity for the discussion on the 2009 Senior Debt Facility and the unwinding of the interest rate swap.  There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point increase in the interest rate for Q1 2013 on the 2009 Senior Debt Facility as a consolidated loan facility would have changed the loss for the year by approximately $1.9 million and a 100 basis point decrease by $2.0 million. This analysis assumes that all other variables remain constant.

Foreign currency risk
Atlatsa, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, Atlatsa is subject to foreign exchange risk from fluctuations in foreign exchange rates. Atlatsa has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Certain loans between subsidiaries of Atlatsa amounting to $50.7 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at March 31, 2013 would have resulted in a corresponding increase or decrease of $5.1 million in equity. Atlatsa has no significant external exposure to foreign exchange risk.

Commodity price risk
The value of Atlatsa’s revenue and resource properties depends on the price of PGMs and their outlook. Atlatsa currently operates the Bokoni Mine. Atlatsa does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of Atlatsa’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management
The primary objective of managing Atlatsa’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of Atlatsa in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that Atlatsa remains in a sound financial position.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

Atlatsa manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity or entering into market or bank debt or loans from RPM or hybrids thereof. Atlatsa may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the South African Reserve Bank and Anglo American Platinum.

There were no changes to Atlatsa’s approach to capital management as at March 31, 2013.

1.20 Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.21 Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year and report, based on that assessment, whether the company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of ICFR to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Atlatsa’s ICFR as of December 31, 2012 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”. Based on this assessment, the Chief Executive Office and Chief Financial Officer have has determined that, as of December 31, 2012, Atlatsa’s ICFR was effective.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2013

There has been no change in Atlatsa’s ICFR that occurred during the period beginning on January 1, 2013 and ended on March 31, 2013 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at March 31, 2013.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.
As at December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Atlatsa’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2012, Atlatsa’s disclosure controls and procedures were effective.
There has been no change in Atlatsa’s Disclosure controls and procedures that occurred during the period beginning on January 1, 2013 and ended on March 31, 2013 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at March 31, 2013.

1.22 Disclosure of Outstanding Share Data

Atlatsa has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 Atlatsa common shares. As at May 13, 2013, 7,933,000 options were outstanding. No options were granted in Q1 2013. Options outstanding and exercisable at March 31, 2013 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)

June 25, 2013	$ 1.29	916,000	916,000	0.5
June 30, 2013	$ 1.29	1,410,000	1,410,000	0.5
June 25, 2014	$ 0.96	562,000	562,000	1.5
November 30, 2016	$ 0.84	4,545,000	4,545,000	3.9
May 1, 2017	$ 1.61	500,000	333,000	4.3
Total		7,933,000	7,766,000
Weighted average exercise price		$ 1.03	$1.05

As at May 14, 2013, the issued share capital of Atlatsa was 201,888,473 Atlatsa common shares.   The outstanding 227,400 “B” Preference Shares (comprised of 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares outstanding in the capital of Plateau) are convertible into 227.4 million Atlatsa common shares on a 1 to 1,000 basis on July 1, 2018 or based on notice by the holders thereof at any date before said date. See Section 1.3 Restructure Plan for details of the anticipated conversion of these “B” Preference Shares.

Document 2

(PREVIOUSLY ANOORAQ RESOURCES CORPORATION)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED 31 MARCH 2013

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

These financial statements have not been reviewed by the Company’s auditors

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Financial Position
As at 31 March 2013
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

			Audited

	Note	31 March 2013	31 December 2012
Assets

Non-current assets

Property, plant and equipment	5	704,013,927	748,456,905
Capital work-in-progress	6	24,384,960	20,027,764
Intangible assets		530,216	801,928
Mineral property interests		7,863,233	8,036,659
Goodwill		9,666,787	10,234,394
Platinum producers’ environmental trust		3,201,004	3,250,760
Other non-current assets		202,463	231,425
Total non-current assets		749,862,590	791,039,835

Current assets

Assets classified as held for sale		3,692,137	3,867,259
Inventories		-	769,447
Trade and other receivables		35,417,708	3,272,400
Cash and cash equivalents		15,826,394	14,580,886
Restricted cash		510,895	535,502
Total current assets		55,447,134	23,025,494
Total assets		805,309,724	814,065,329

Equity and Liabilities

Equity

Share capital		71,967,083	71,967,083
Treasury shares		(4,991,726)	(4,991,726)
Convertible preference shares		162,910,000	162,910,000
Foreign currency translation reserve		(8,220,487)	(9,797,657)
Share-based payment reserve		25,200,617	25,285,851
Accumulated loss		(270,330,689)	(264,166,155)
Total equity attributable to equity holders of the Company		(23,465,202)	(18,792,604)

Non-controlling interest		213,137,574	224,049,827
Total equity		189,672,372	205,257,223

Liabilities

Non-current liabilities

Loans and borrowings	7	445,227,566	434,968,189
Deferred taxation		133,307,280	142,341,072
Provisions		9,411,233	9,786,479
Total non-current liabilities		587,946,079	587,095,740

Current liabilities

Trade and other payables		26,909,388	20,888,635
Short-term portion of loans and borrowings		781,885	823,731
Total current liabilities		27,691,273	21,712,366
Total liabilities		615,706,352	608,808,106
Total equity and liabilities		805,309,724	814,065,329

Approved by the Board of Directors on 14 May 2013

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Comprehensive Loss
For the period ended 31 March 2013
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 31 March
		2013	2012

Revenue		45,080,728	34,078,622
Cost of sales		(53,428,927)	(53,422,147)
Gross loss		(8,348,199)	(19,343,525)
Administrative expenses		(4,090,554)	(4,096,704)
Other income		145,091	77,160
Fair value gain on consolidated facility		20,627,354	-
Operating profit/(loss)		8,333,692	(23,363,069)
Finance income		108,720	139,351
Finance expense		(14,226,282)	(22,821,236)
Net finance expense		(14,117,562)	(22,681,885)
Loss before income tax		(5,783,870)	(46,044,954)
Income tax		1,159,007	4,777,493
Loss for the period		(4,624,863)	(41,267,461)

Other comprehensive income/(loss)
Foreign currency translation differences for foreign operations		(10,976,744)	(1,653,339)
Other comprehensive loss for the period, net of income tax		(10,976,744)	(1,653,339)
Total comprehensive loss for the period		(15,601,607)	(42,920,800)
Loss attributable to:
Owners of the Company		(6,164,534)	(21,537,582)
Non-controlling interest		1,539,671	(19,729,879)
Loss for the period		(4,624,863)	(41,267,461)

Total comprehensive loss attributable to:
Owners of the Company		(4,689,354)	(22,102,429)
Non-controlling interest		(10,912,253)	(20,818,371)
Total comprehensive loss for the period		(15,601,607)	(42,920,800)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statement of Changes in Equity
For the period ended 31 March 2013
(Unaudited - Expressed in Canadian Dollars)

	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Accumulated loss	Total	Non-controlling interest	Total

For the period ended 31 March 2012
Balance at 1 January 2012	71,967,083	(4,991,726)	162,910,000	(11,238,333)	24,042,711	(245,448,316)	(2,758,581)	(25,326,683)	(28,085,264)
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	(21,537,582)	(21,537,582)	(19,729,879)	(41,267,461)
Total other comprehensive income/(loss)	-	-	-	(598,609)	33,762	-	(564,847)	(1,088,492)	(1,653,339)
Total comprehensive income/(loss) for the period	-	-	-	(598,609)	33,762	(21,537,582)	(22,102,429)	(20,818,371)	(42,920,800)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	258,481	-	258,481	-	258,481
Total contributions by and distributions to owners	-	-	-	-	258,481	-	258,481	-	258,481
Balance at 31 March 2012	71,967,083	(4,991,726)	162,910,000	(11,836,942)	24,334,954	(266,985,898)	(24,602,529)	(46,145,054)	(70,747,583)

For the period ended 31 March 2013
Balance at 1 January 2013	71,967,083	(4,991,726)	162,910,000	(9,797,657)	25,285,851	(264,166,155)	(18,792,604)	224,049,827	205,257,223
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	(6,164,534)	(6,164,534)	1,539,671	(4,624,863)
Total other comprehensive income/(loss)	-	-	-	1,577,170	(101,990)	-	1,475,180	(12,451,924)	(10,976,744)
Total comprehensive income/(loss) for the period	-	-	-	1,577,170	(101,990)	(6,164,534)	(4,689,354)	(10,912,253)	(15,601,607)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	16,756	-	16,756	-	16,756
Total contributions by and distributions to owners	-	-	-	-	16,756	-	16,756	-	16,756
Balance at 31 March 2013	71,967,083	(4,991,726)	162,910,000	(8,220,487)	25,200,617	(270,330,689)	(23,465,202)	213,137,574	189,672,372

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Cash Flows
For the period ended 31 March 2013
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 31 March
		2013	2012
Cash flows from operating activities
Cash utilised by operations	8	(27,402,956)	(7,616,753)
Interest received		79,672	83,466
Interest paid		(3,234)	(45)
Cash utilised by operating activities		(27,326,518)	(7,533,332)
Cash flows from investing activities
Investment in environmental trusts		(113,652)	(122,232)
Acquisition of property, plant and equipment		-	(2,714)
Acquisition of capital work-in-progress		(11,990,803)	(6,995,160)
Cash utilised from investing activities		(12,104,455)	(7,120,106)
Cash flows from financing activities
Loans and borrowings raised		41,728,952	15,265,737
Other loans repaid		(178,171)	(219,588)
Cash generated from financing activities		41,550,781	15,046,149
Effect of foreign currency translation		(874,300)	506,728
Net increase in cash and cash equivalents		1,245,508	899,439
Cash and cash equivalents, beginning of period		14,580,886	15,945,008
Cash and cash equivalents, end of period		15,826,394	16,844,447

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2013
(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Atlatsa Resources Corporation (previously Anooraq Resources Corporation) (the "Company" or "Atlatsa") is incorporated in the Province of British Columbia, Canada.  The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2013 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interests in associates and jointly controlled entities.

2.	GOING CONCERN

The Group incurred a net loss for the three months ended 31 March 2013 of $4.6 million (2012 fiscal year: $95.6  million) and as of that date its total assets exceeded its total liabilities by $189.7 million (2012: total assets exceeded total liabilities by $205.3 million). The company continues to incur losses.

The company embarked on a restructuring and recapitalising plan during 2012 and on 28 September 2012 the first phase of the restructuring plan was completed. The effect was a consolidation of all loan facilities into one facility at a more favourable interest rate of 6.27% compared to 12.31% of the previous facility. The funds available from this facility are expected to meet the Group’s projected cash flow requirements until approximately July 2013. The company is currently in the process of implementing the second phase of the plan to reduce the debt by $271.2 million (ZAR2.45 billion) and for additional funds to be made available from Anglo to meet the Group’s projected cash flow requirements until approximately the end of 2015. Under the proposed plan the new restructured debt will only be repayable once the company generates sufficient free cash flow.

Anglo has currently extended financial support until 30 September 2013.

The financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that debt restructuring and accompanying funding arrangements as described above are successfully approved by the shareholders by June 2013.

These conditions give rise to a material uncertainty which may cast significant doubt about the ability of the Company and its subsidiaries to continue as going concerns and, therefore that they may be unable to realise their assets and discharge their liabilities in the normal course of business.The consolidated financial statements are prepared on the basis that the Group will continue as a going concern which contemplates the realisation of assets and settlement of liabilities in the normal course of operations as they become due.

3.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim FinancialReporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2012. The consolidated financial statements of the Group as at and for the year ended 31 December 2012 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2012, except for the following standards and interpretations adopted in the current financial year:

•	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	Amendment to IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities (effective 1 January 2013)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

•	Amendment to IFRS 10, IFRS 11 and IFRS 12, Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Effective 1 January 2013)

•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

•	7 individual amendments to 5 standards, Improvements to International Financial Reporting Standards 2012 (effective 1 January 2013)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2013
(Unaudited - Expressed in Canadian Dollars)

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

Standards and interpretations issued but not yet effective and applicable to the Group:

•	IAS 32, Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014)

•	IFRS 9, Financial Instruments (effective 1 January 2015)

•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

5.	PROPERTY, PLANT AND EQUIPMENT

	Three months ended 31 March	Year ended 31 December
	2013	2012
Summary
Cost
Balance at beginning of period	856,549,652	876,764,628
Additions	-	2,563
Transferred from capital work-in-progress	6,429,002	40,632,355
Disposals	-	(934)
Adjustment to rehabilitation assets	-	1,391,080
Effect of translation	(47,613,370)	62,240,040
Balance at end of period	815,365,284	856,549,652
Accumulated depreciation
Balance beginning of period	108,092,747	77,840,208
Depreciation for the period	9,412,336	37,091,152
Disposals	-	(353)
Effect of translation	(6,153,726)	(6,838,260)
Balance at end of period	111,351,357	108,092,747
Carrying value	704,013,927	748,456,905

6.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

Balance at beginning of period	20,027,764	20,826,290
Additions	11,990,803	38,917,145
Transfer to property, plant and equipment	(6,429,002)	(40,632,355)
Capitalisation of borrowing costs	-	2,382,069
Effect of translation	(1,204,605)	(1,465,385)
Balance at end of period	24,384,960	20,027,764

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2013
(Unaudited - Expressed in Canadian Dollars)

7.	LOANS AND BORROWINGS

	Three months ended 31 March	Year ended 31 December
	2013	2012
Rustenburg Platinum Mines – Consolidated facility (related party)	441,205,902	430,570,710
Rustenburg Platinum Mines – Interest free loan (related party)	3,200,452	3,388,374
Other	1,603,096	1,832,836
	446,009,450	435,791,920
Short-term portion
Other	(781,884)	(823,731)
	(781,884)	(823,731)
Non-current liabilities	445,227,566	434,968,189

The carrying value of the Group’s loans and borrowings changed during the period as follows:

Balance at beginning of the period	435,791,920	745,552,722
Rustenburg Platinum Mine – OCSF	-	72,872,141
Loans repaid - RPM	-	(111,307,515)
Loans repaid - other	(178,171)	(1,048,243)
Commitment fee capitalised	-	(82,457)
Finance expenses accrued	14,052,793	84,546,911
Funding loan raised – Rustenburg Platinum Mine	41,728,952	315,612,211
Redemption of A Preference shares	-	(401,782,311)
Commitment fee liability	-	82,457
De-recognition of OCSF and Senior funding loan	-	(682,365,807)
Recognition of consolidated facility	-	682,365,807
Fair value gain on recognition of consolidated facility and subsequent adjustments	(20,627,354)	(215,470,758)
Effect of translation	(24,758,690)	(53,183,238)
Balance at end of the period	446,009,450	435,791,920
Short-term portion
Other	(781,884)	(823,731)
	(781,884)	(823,731)
Non-current portion	445,227,566	434,928,189

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2013
(Unaudited - Expressed in Canadian Dollars)

Three months ended 31 March
2013	2012
8.	CASH USED BY OPERATIONS

Loss before income tax	(5,783,870)	(46,044,954)
Adjustments for:
Finance expense	14,226,282	22,821,236
Finance income	(108,720)	(139,351)
Items not involving cash:
Depreciation and amortisation	9,643,472	9,761,956
Equity settled share-based compensation	16,756	258,481
Fair value gain on consolidated facility	(20,627,354)	-
Cash utilised before ESOP transactions	(2,633,434)	(13,342,632)
ESOP cash transactions (restricted cash)	21,948	95,095
Cash utilised before working capital changes	(2,611,486)	(13,247,537)
Working capital changes
(Increase)/decrease in trade and other receivables	(32,904,300)	1,700,318
Increase in trade and other payables	7,373,583	3,541,452
Decrease in inventories	739,247	389,014
Cash utilised by operations	(27,402,956)	(7,616,753)

9.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO reviews internal management reports monthly.  The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.
•	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa.  An insignificant portion of administrative functions are performed in the Company’s country of domicile.

	31 March 2013			31 March 2012
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	20,622,385	(8,844)	20,613,541	(35,338,158)	(47,325)	(35,385,483)	(i)
Total Assets	819,186,789	108,031,636	927,218,425	931,370,322	10,068,667	941,438,989	(ii)

(i) EBITDA
EBITDA for reportable segments	20,613,541	(35,385,483)
Net finance expense	(14,117,562)	(22,496,718)
Depreciation and amortisation	(9,643,472)	(9,761,956)
Corporate and consolidation adjustments	(2,636,377)	21,599,203
Consolidated loss before income tax	(5,783,870)	(46,044,954)

(ii) Total assets
Assets for reportable segments	927,218,425	941,438,989
Corporate and consolidation adjustments	(121,908,701)	(20,621,948)
Consolidated assets	805,309,724	920,817,041

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 31 March 2013
(Unaudited - Expressed in Canadian Dollars)

10.	EARNINGS PER SHARE

The basic and diluted loss per share for the three months ended 31 March 2013 was 1 cent (2012: 5 cents).

The calculation of basic loss per share for the three months ended 31 March 2013 of  1 cent (2012: 5 cents) is based on the loss attributable to owners of the Company of $6,164,534 (2012: $21,537,582) and a weighted average number of shares of 424,791,411 (2012: 424,791,411).

Share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

11.	SUBSEQUENT EVENTS

There have been no events that have occurred after the reporting date that would have a material impact on the reported results.

Document 3

ATLATSA RESOURCES CORPORATION
Form 52-109F2 - Certification of Interim Filings
Full Certificate

I, Harold Motaung, Chief Executive Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended March 31, 2013.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2013 and ended on March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 14, 2013

 /s/ Harold Motaung
Harold Motaung
Chief Executive Officer

Document 4

ATLATSA RESOURCES CORPORATION
Form 52-109F2 - Certification of Interim Filings
Full Certificate

I, De Wet Schutte, Chief Financial Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended March 31, 2013.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

7.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

8.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2013 and ended on March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 14, 2013

 /s/ De Wet Schutte
De Wet Schutte
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	May 14, 2013	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer